

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 30, 2016

<u>Via E-mail</u>
Richard E. Yates
Chief Executive Officer
Pulse Beverage Corp.
11678 N. Huron Street
Northglenn, CO 80234

Re: Pulse Beverage Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 22, 2016
File No. 000-53586

Dear Mr. Yates:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: William T. Hart, Esq.
       Hart & Hart, LLC